Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Entry into a Tax Equity Investment
Agreement for Stagecoach Project

Singapore, May 15, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that a subsidiary of OPC’s subsidiary CPV Group (“CPV”) (in which OPC has a 70% interest) entered into a tax equity investment agreement (the “Investment Agreement”) with a tax equity partner for an investment of $52 million in the Stagecoach Project, a solar-powered electricity generation plant with capacity of 102 MWdc, located in Georgia, United States (the “Project”). The closing date of the investment occurred on the date the Investment Agreement was signed, which was after the Project reached its commercial operation date in the second quarter of 2024. The Project is owned indirectly by CPV.

Pursuant to the Investment Agreement, $43 million of the tax equity partner’s investment in the Project was provided on the closing date, and the remaining $9 million will be provided over time depending on the Project’s production in accordance with the terms of the Investment Agreement.

In return for its investment in the Project, the tax equity partner is expected to benefit from most of the tax benefits in the Project, including in the form of production tax credits (PTC), which provide a tax benefit for every KW/h generated by renewable energy during a ten-year period, as well as a certain participation in the distributable cash flow from the Project. In addition, the tax equity partner is entitled to participate in most of the Project’s taxable income/losses for tax purposes, subject to certain conditions. At the end of a 9.5-year period from the closing date, the tax equity partner’s portion in the taxable income and tax benefits will decrease significantly and CPV will have the option to purchase the tax equity partner's share in the Project pursuant to, and in accordance with, the terms of the Investment Agreement.

The Investment Agreement includes provisions for indemnification of the tax equity partner for certain matters, and veto rights, among other things, in respect of the creation of liens on the Project’s assets or the entry into additional material agreements relating to the Project.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Investment Agreement entered into with the tax equity partner, including the terms and conditions of the investment, potential benefits of the investment, features of the Project and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the investment is not consummated on the terms described herein or at all, the risk that the conditions to completion of the investment are not fulfilled and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.